                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                              24/7 REAL MEDIA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   901314 10 4
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                                 (CUSIP Number)

      David Michaels, Esq.                     Joseph Waechter
      c/o Fenwick and West LLP                 c/o Merchant's Group Intenational
      275 Battery Street, Suite 1600           465 California Street, Suite 640
      San Francisco, CA 94111                  San Francisco, California, 94104
      (415) 875-2300                           (415) 391-3344
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  July 2, 2002
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


CUSIP NO. 901314  10  4                               PAGE 1 OF 11 PAGES

--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
  1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       JOSEPH WAECHTER
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       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (A)  /_/
  2                                                                    (B)  /_/

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  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

       WC

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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                /_/


--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       CALIFORNIA, USA
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                     7   SOLE VOTING POWER
      NUMBER             8,970,733
        OF         -------------------------------------------------------------
      SHARES         8   SHARED VOTING POWER
   BENEFICIALLY
      OWNED        -------------------------------------------------------------
        BY           9   SOLE DISPOSITIVE POWER
       EACH              8,970,733
    REPORTING      -------------------------------------------------------------
      PERSON        10   SHARED DISPOSITIVE POWER
       WITH
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       8,970,733

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                /_/


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       15.2%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO. 901314  10  4                               PAGE 2 OF 11 PAGES


                            Statement on Schedule 13D

      This Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.01 per share (the "Common Stock"), of 24/7 Real Media, Inc., a Delaware corporation (the "Company"). This Schedule 13D is being filed on behalf of the Reporting Person (as defined below).

ITEM 1.     SECURITY AND ISSUER.

      The class of equity securities to which this statement relates is the Common Stock of the Company. The principal executive offices of the Company are located at 1250 Broadway, New York, New York 10001.

ITEM 2.     IDENTITY AND BACKGROUND.

      (a) This statement is filed by Joseph Waechter, who is referred to as the "Reporting Person" in this Schedule 13D. Sunra Capital Holding Limited, a Bermuda company ("Sunra"), purchased preferred stock of the Company and was issued certain warrants, each of which is either convertible or excercisable, as the case may be, into the subject securities, all as described more fully below. Sunra's acquisition of such securities was conducted under the direction of the Reporting Person pursuant to a Management Agreement, dated as of June 21, 2002, a form of which is listed as Exhibit I hereto (the "Management Agreement"). Under the Management Agreement, Sunra engaged the Reporting Person as the sole manager of the investment capital of Sunra and any investments made with such capital. By virtue of this agreement, Sunra granted the Reporting Person absolute control over the subject shares with respect to, among other things, the voting and disposition of such shares.
The Management Agreement does not have a specific term of existence, but does give Sunra the unilateral right to terminate the Management Agreement with the Reporting Person on notice that must exceed 90 days.

      (b) The principal business address of the Reporting Person is: c/o Merchant's Group International, 465 California Street, Suite 640, San Francisco, California 94104.

      (c) The principal occupation of the Reporting Person is to act as an officer, director or other manager of various entitities engaged in investment activities.

      (d) The Reporting Person has not been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The Reporting Person is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


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                                  SCHEDULE 13D


CUSIP NO. 901314  10  4                               PAGE 3 OF 11 PAGES

      On July 1, 2002, the Company entered into a Series A and Series A-1 Preferred Stock and Common Stock Warrant Stock Purchase Agreement, attached hereto as Exhibit A (the "Purchase Agreement"), in connection with a private placement of securities by the Company. Pursuant to the Purchase Agreement, at the initial closing of the private placement on July 2, 2002, the Company sold 160,00 shares of its newly created Series A Convertible Preferred Stock, par value $0. 01 per share, of the Company ("Series A Preferred Stock") at a per share price of $10, for an aggregate purchase price of $1,600,000. Also pursuant to the Purchase Agreement, the Company sold 340,00 shares of its newly created Series A-1 Non Voting Convertible Preferred Stock, par value $0. 01 per share, of the Company ("Series A-1 Preferred Stock") at a per share price of $10, for an aggregate purchase price of $3,400,000.

      Each issued and outstanding share of Series A Preferred Stock is convertible into Common Stock at any time at the option of the holder thereof at an initial conversion price of $0.20535 (the "Per Share Purchase Price"), or at an initial conversion rate of approximately 48.697 shares of Common Stock for each share of Series A Preferred Stock converted, which conversion rate is subject to "weighted average" antidilution adjustments (subject to certain exceptions) and certain other adjustments as set forth in the Certificate of Designations of Series A Preferred Stock of the Company listed as Exhibit B hereto (the "Series A Certificate of Designations").

      Upon the date of appropriate Company stockholder approval, each issued and outstanding share of Series A-1 Preferred Stock will become automatically convertible into Series A Preferred Stock at an initial conversion price of $10 (the "Conversion"), or at an initial conversion rate of approximately one share of Series A Preferred Stock for each share of Series A-1 Preferred Stock converted. If the stockholders do not approve the conversion of the Series A-1 Preferred Stock, each share of Series A-1 Preferred Stock will become redeemable (the "Redemption"), at the option of Reporting Person, acting pursuant to its authority under the Management Agreement, at at a per share price of $10. The price of the conversion or redemption of the Series A-1 Preferred Stock, as the case may be, is subject to "weighted average" antidilution adjustments (subject to certain exceptions) and certain other adjustments as set forth in the Certificate of Designations of Series A-1 Preferred Stock of the Company listed as Exhibit C hereto (the "Series A-1 Certificate of Designations" and collectively with the Series A Certificate of Designations, the "Certificates of Designation"). The Purchase Agreement provides for $3.4 million in cash to be held in escrow until the earlier date upon which the Series A-1 Preferred Stock is either converted or redeemed in accordance with the foregoing.

      At the closing on July 2, 2002, Sunra was also issued three warrants--a Series A Warrant, at no further cost, to purchase up to 779,158 shares of Common Stock, a form of which

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                                  SCHEDULE 13D


CUSIP NO. 901314  10  4                               PAGE 4 OF 11 PAGES


is listed as Exhibit D hereto (the "Series A Warrant"); a Contingent Warrant, at no further cost, to purchase up to 1,000,000 shares of Common Stock, a form of which is listed as Exhibit E hereto (the "Contingent Warrant"); and a Series A-1 Warrant, at no further cost, to purchase up to 1,655,710 shares of Common Stock, a form of which is listed as Exhibit F hereto (the "Series A-1 Warrant" and together with the Series A Warrant, the Contingent Warrant and the Series A-1 Warrant, the "Closing Warrants"). Each Closing Warrant has an initial exercise price equal to the Per Share Purchase Price, subject to adjustment upon the occurrence of certain dilution events, including a subdivision or combination of the outstanding shares of Common Stock (the "Exercise Price"). The Series A Warrant is immediately exercisable upon the issuance thereof. The Contingent Warrant will become exercisable as of the date of Redemption, and terminates as of the date of Conversion; the Series A-1 Warrant will become exercisable as of the date of Conversion, and will terminate on the date of Redemption. Each Closing Warrant will expire on the fifth anniversary of the first date that they become exercisable.

      The Purchase Agreement provides an option to purchase additional shares of Series A Preferred Stock at an additional closing (the "Additional Closing"), which is subject to the affirmative election of the Reporting Person on behalf of Saura, to purchase such additional shares of Series A Preferred Stock and approval from the Company's stockholders (the "Option"). Pursuant to the Purchase Agreement, at the Additional Closing, the Company may be required to sell up to 200,000 additional shares of Series A Preferred Stock for an aggregate purchase price of $2,000,000, subject to satisfaction of the conditions to closing conditions contained therein. Subject to satisfaction of the material conditions set forth in the Purchase Agreement, at the Additional Closing, the Company will issue Sunra an additional warrant, at no further cost, to purchase up to 973,947 shares of Common Stock at the Exercise Price, a form of which is listed as Exhibit D hereto (the "Additional Warrant"). The Additional Warrant will become immediately exercisable upon the date of its issuance and will expire on the fifth anniversary of such date.

      The Reporting Person is a member of Merchants Partners LLC, a California limited liability company, and, therefore, may be considered a beneficial owner of a warrant to purchase 400,000 shares of the Company's Common Stock at an exercise price equal to the Per Share Purchase Price that is immediately exercisable for a five-year term beginning as of the date of the Closing, a form of which is listed as Exhibit H hereto (the "Finder's
Warrant" and together with the Closing Warrants and the Additional Warrant, the "Warrants"). Merchants Partners LLC was assigned the Finder's Warrant by Merchant's Group International, a corporation for which the Reporting Person is a director.

      This Item 3 does not provide a complete description of the Management Agreement, the Purchase Agreement, the Certificate of Designations, or the Warrants and each such description is qualified in its entirety by reference to-the respective agreement or document, which is listed as an exhibit hereto and is either attached hereto or is incorporated by reference from the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "Commission") on July 3, 2002 or Amendment 1 to the Company's Current Report on Form 8-K filed with the Commision on July 12, 2002 as applicable.

                                  SCHEDULE 13D


CUSIP NO. 901314  10  4                               PAGE 5 OF 11 PAGES


      The total amount of the funds required to purchase the subject securities was and is anticipated to be furnished from the investment capital of the client or clients of the Reporting Person. No part of the purchase price is anticipated to be borrowed by such Reporting Person or his clients for the purpose of acquiring such securities.

ITEM 4.     PURPOSE OF TRANSACTION.

      (a) The Company entered into the Purchase Agreement pursuant to which the Company agreed to issue and sell the number of shares of Series A Preferred Stock, Series A-1 Preferred Stock and the Warrants all as described in Item 3 above. In addition, the Company also granted the Option in the Purchase Agreement as described in Item 3 above.

      In addition, the Reporting Person may from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of the capital stock of the Company or engage in discussions with the Company concerning further acquisitions of shares of the capital stock of the Company or further investments in the Company. The Reporting Person intends to review his investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to such Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of his investment in the Company.

      (b) Not applicable.

      (c) Not applicable.

      (d) Pursuant to the Purchase Agreement, the Company increased the size of its Board of Directors to eight (8) persons and appointed a director selected by the Reporting Person, pursuant to its authority under the Management Agreement. Upon the Conversion, the Reporting Person, pursuant to its authority under the Management Agreement, will have the right to designate a second director.

      (e) The Company entered into the Purchase Agreement pursuant to which the Company agreed to issue and sell the number of shares of Series A Preferred Stock, Series A-1 Preferred Stock and the Warrants all as described in Item 3 above. In addition, the Company granted the Option in the Purchase Agreement as described in Item 3 above.

      Pursuant to the Purchase Agreement, the capitalization and dividend policy of the Company was altered by the Company's filing of the Certificates of Designation with the Secretary of the State of Delaware, the execution of the Investors' Rights Agreement (as defined below) and the issuance of the Warrants. A summary of such documents is as follows:

      THE CERTIFICATE OF DESIGNATION OF SERIES A AND SERIES A-1 PREFERRED STOCK. Each share of Series A Preferred Stock is convertible into Common Stock of the Company at any time at the option of the holder thereof at the Per Share Purchase Price. There will be no change to the Per

                                  SCHEDULE 13D


CUSIP NO. 901314  10  4                               PAGE 6 OF 11 PAGES


Share Purchase Price of the Series A Preferred Stock based upon the future trading price of the Common Stock. The conversion ratio of the Series A Preferred Stock is subject to adjustment in the event of certain future issuances of Company equity at an effective per share purchase price lower than the Conversion Price. The Series A Preferred Stock is not redeemable.

      All then-outstanding shares of Series A-1 Preferred Stock will automatically be converted into shares of Series A Preferred Stock upon the approval of the Company's stockholders of the Conversion, and will not otherwise be convertible into Series A Preferred Stock or any other class of capital stock of the Company. The Series A-1 Preferred Stock will be redeemable in full at the option of the Reporting Person, acting pursuant to its authority under the Management Agreement, in the event the stockholders reject the Conversion or fail to approve the Conversion by October 15, 2002, or if the Company's Board of Directors withdraws its recommendation that the stockholders approve the Conversion. To secure its potential obligation to redeem the Series A-1 Preferred Stock, the Company has placed $3.4 million into escrow, which will be released either to the Company if and when stockholder approval for the Conversion is obtained or to Sunra when the Reporting Person, acting pursuant to its authority under the Management Agreement, redeems Sunra's Series A-1 Preferred Stock.

      At any time after the second anniversary of the earlier of the Conversion or Redemption, each share of outstanding Series A Preferred Stock will automatically convert into the applicable number of shares of Common Stock if the Common Stock is then traded and the average per share closing price of the Common Stock on the Nasdaq National Market or the Nasdaq Smallcap Market, or similar quotation system or a national securities exchange, is greater than three (3) times the Per Share Purchase Price over a sixty (60) trading day period, the average daily trading volume of the Common Stock over such period is at least 200,000 shares and certain other conditions are satisfied.

      The Series A and Series A-1 Preferred Stock will accrue and cumulate dividends at a rate of 6% per year, compounded monthly, payable when, as and if declared by the Company's Board of Directors. All accrued dividends must be paid before any dividends may be declared or paid on the Common Stock, and shall be paid as an increase in the liquidation preference of the Series A and Series A-1 Preferred Stock payable upon the sale, merger, liquidation, dissolution or winding up of the Company.

      In the event of a liquidation, dissolution or winding up of the Company, if the holders of Common Stock would receive consideration per share equal to less than three (3) times the Per Share Purchase Price (assuming for this purpose the prior conversion in full of all Series A and Series A-1 Preferred Stock into the applicable number of shares of Common Stock), then the holders of the Series A and Series A-1 Preferred Stock are entitled to a liquidation preference payment per share equal to the Per Share Purchase Price, plus any dividends accrued but unpaid as of such date. After payment of the foregoing preference, the holder of each share of Series A and Series A-1 Preferred Stock would then also participate with the holders of the Common Stock in the distribution of the proceeds from such a liquidation event to the holders of the Common Stock. A merger, consolidation or sale of the Company will be treated as a liquidation

                                  SCHEDULE 13D


CUSIP NO. 901314  10  4                               PAGE 7 OF 11 PAGES


event unless such transaction has been approved by the holders of a majority of the outstanding Series A Preferred Stock.

      Holders of the Series A Preferred Stock generally will vote together with the holders of shares of Common Stock, with each share of Series A Preferred Stock representing that number of votes equal to that number of shares of Common Stock into which it is then convertible. However, the holders of the Series A Preferred Stock will be entitled to a separate class vote with respect to certain matters, including the creation of a class or series of stock having preferences or privileges senior to or on a parity with the Series A Preferred Stock and any amendment or waiver of any provision of the Company's Certificate of Incorporation or Bylaws that would adversely affect the rights, privileges and preferences of the Series A Preferred Stock. Additionally, at any time prior to the second anniversary of the redemption or conversion of the Series A-1 Preferred Stock, holders of the Series A Preferred Stock will be entitled to a separate class vote with respect to a proposed merger, consolidation, or sale of the Company, unless, at the time of the signing of a definitive agreement or taking of such other action necessary to effect such a transaction, the fair market value of one share of Common Stock is greater than three times the Per Share Purchase Price.

      WARRANTS. The Company has also issued the Closing Warrants and the Finder's Warrant, all as described in Item 3 above. Moreover the Company may become obligated to issue the Additional Warrant as described in Item 3 above. Each of the Warrants may be exercised through a cashless exercise.

      INVESTORS' RIGHTS AGREEMENT. The Company also entered into an Investors' Rights Agreement, listed in Exhibit G hereto (the "Investors' Rights Agreement"), pursuant to which the Company is obligated to file a registration statement covering the resale of the shares of Common Stock issuable upon the Conversion and upon exercise of the Warrants, and has also granted piggyback registration rights to the holders of such shares, on a pari passu basis with existing registration rights holders, to participate in certain registered offerings of the Company's securities.

      The foregoing summary of the Purchase Agreement, the Certificates of Designation, the Warrants and the Investors' Rights Agreement and the agreements and transactions contemplated thereby is qualified in its entirety by reference to the respective agreement or document, which is listed as an exhibit hereto and is either attached hereto or is incorporated by reference from the Company's Current Report on Form 8-K filed with the Commission on July 3, 2002 or Amendment 1 to the Company's Current Report on Form 8-K filed with the Commision on July 12, 2002 as applicable.

      (f) Not applicable.

      (g) The Certificates of Designation as filed with the Secretary of State of Delaware. Certain terms and conditions of the Certificate of Designations are described in Item 4(e) above.

      The Warrants issued pursuant to the Purchase Agreement. Certain terms and conditions of the Warrants are described in Item 3 above.

                                  SCHEDULE 13D


CUSIP NO. 901314  10  4                               PAGE 8 OF 11 PAGES


      (h) Not applicable.

      (i) Not applicable.

      (j) Not applicable.

      Except as set forth above in this statement, the Reporting Person does not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF.THE ISSUER.

      (a) and (b) The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Person is based upon 50,220,440 shares of Common Stock outstanding as of May 15, 2002, as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002, plus shares issuable to Sunra or Merchants Partners LLC as described herein.

      The amount shown as beneficially owned by the Reporting Person includes the 7,791,575 shares of Common Stock into which the shares of Series A Preferred Stock may presently be converted and the 1,179,158 shares of Common Stock for which the Series A Warrant and the Finder's Warrant may presently be excersiable.

      As the Conversion and the Additional Closing are subject to the satisfaction of certain material conditions related thereto, including prior stockholder approval, the Contingent Warrant, the Series A-1 Warrant, the additional shares of Series A Preferred Stock issued at the Additional Closing and the Additional Warrant, each as described in Item 3 above, are not yet issued or exercisable, as the case may be, and are not reflected as beneficially owned in this statement. However, if the Conversion is completed and Reporting Person, on behalf of Sunra, exercises the Option in full, then the Reporting Person will become the beneficial owners of approximately 37,896,957 shares of Common Stock, or approximately 43% of the Company's outstanding Common Stock.

                                  SCHEDULE 13D


CUSIP NO. 901314  10  4                               PAGE 9 OF 11 PAGES


      Please see Items 7, 8, 9, 10, 11, and 13 of the cover sheet for the Reporting Person.

      (c) Except as set forth in Items 3 and 5 above, the Reporting Person has not effected any transaction in the Common Stock during the past 60 days.

      (d) Except as set forth in Item 3, no person other than the beneficial owner referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

      The Purchase Agreement was entered into as of July 1, 2002. Certain terms and conditions of the Purchase Agreement, the Closing Warrants, and the Additional Warrant and the Certificate of Designations are described in Item 3 above.

      The Investors' Rights Agreement was entered into as of July 1, 2002. Certain terms and conditions of the Registration Rights Agreement are described in Item 4 above.

      The Management Agreement was entered into as of June 21, 2002. Certain terms and conditions of the Finder's Agreement are described in Item 3 above.

      Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 above or between such persons and any other person with respect to any securities of the Company.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A         Series A and Series A-1 Preferred Stock and Common Stock
                  Warrant Purchase Agreement, dated as of July 1, 2002, between the Company and Sunra (filed as Exhibit 10.1 to the Company's
                  Form 8-K/A filed with the Commission on July 12, 2002, and incorporated herein by reference).

Exhibit B         Certificate of Designations of Series A Convertible Preferred
                  Stock of the Company (filed as Exhibit 4.1 to the Company's
                  Form 8-K/A filed with the Commission on July 12, 2002, and incorporated herein by reference).

Exhibit C         Certificate of Designations of Series A-1 Non Voting
                  Convertible Preferred Stock of the Company (filed as Exhibit
                  4.1 to the Company's Form 8-K filed with the Commission on July 3, 2002, and incorporated herein by reference).

Exhibit D         Form of Series A Warrant and Additional Warrant.

                                  SCHEDULE 13D


CUSIP NO. 901314  10  4                               PAGE 10 OF 11 PAGES


Exhibit E         Form of Contingent Warrant.

Exhibit F         Form of Series A-1 Warrant (filed as Exhibit 10.2 to the
                  Company's Form 8-K filed with the Commission on June 3, 2002, and incorporated herein by reference).

Exhibit G         Investors' Rights Agreement, dated as of July 1, 2002, by and among the Company and the investors named therein (filed as Exhibit 10.3 to the Company's Form 8-K filed with the Commission on July 3, 2002, and incorporated herein by reference).

Exhibit H         Form of Finder's Warrant

Exhibit I Form of Management Agreement, dated as of June 21, 2002, between the Company and Joseph Waechter

                                  SCHEDULE 13D


CUSIP NO. 901314  10  4                               PAGE 11 OF 11 PAGES



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2002


                                         /s/ Joseph Waechter
                                         --------------------------
                                             Joseph Waechter